EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

PULSE BIOSCIENCES, INC.

Units
Offered Pursuant to Subscription Rights
Distributed to Stockholders
of Pulse Biosciences, Inc.

[__________ [●], 2024]

Dear Stockholder:

Enclosed are materials relating to a rights offering by Pulse Biosciences, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), including the prospectus dated [____________ [●], 2024] (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase units, each unit consisting of one share of our common stock, par value $0.001 per share (the “Common Stock”) and two warrants, each being a warrant to purchase one-half of one share of our Common Stock at an exercise price per whole share that shall be equal to 110% of the per-Unit subscription price (provided, that, the aggregate number of shares of our common stock that shall be issuable upon the exercise of each set of warrants included in a given subscription for Units shall be rounded up to the nearest whole share) (the “Units,” and each, a “Unit”), pursuant to non-transferable subscription rights distributed to all stockholders of record of the Company at 5:00 p.m., Eastern Time, on [__________ [●], 2024] (the “Record Date”). The subscription rights, Units, Common Stock and warrants are described in the Prospectus. Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers About the Rights Offering” in the Prospectus. Any prospective purchaser of Units pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering the rights to purchase an aggregate of up to $60,000,000 of Units, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [__________ [●], 2024] (the “Expiration Date,” and such time, the “Expiration Time”).

As described in the Prospectus, you will receive one subscription right to purchase [______] Units for each share of Common Stock (each, a “Basic Subscription Right”) owned at 5:00 p.m., Eastern Time, on [__________ [●], 2024] (the “Record Date”). Each Basic Subscription Right will allow you to subscribe for [______] Units (rounded down to the nearest whole Unit, with the total subscription payment being adjusted accordingly, as discussed below) at a cash price per Unit equal to the lesser of (i) $10.00 (the “Initial Price”) and (ii) the volume weighted average price of the Common Stock for the ten trading day period through and including the Expiration Date (the “Alternate Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 Basic Subscription Rights and would have the right to purchase [______] Units at the Initial Price. If, on the Expiration Date, the Alternate Price is lower than the Initial Price, any excess subscription amounts paid by a subscriber (the “Excess Subscription Amount”) will be put towards the purchase of additional Units in the rights offering (either towards your Basic Subscription Rights, if available, or towards the Over-Subscription Right if you have already exercised your Basic Subscription Rights in full), but fractional Units will not be sold.

In the event that you purchase all Units available to you pursuant to your Basic Subscription Rights, you may also exercise an over-subscription right (the “Over-Subscription Right,” collectively with the Basic Subscription Rights, the “Subscription Rights”) to purchase a portion of Units that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Units”), subject to the availability and pro rata allocation of the Unsubscribed Units among all persons exercising this Over-Subscription Right. To the extent the Unsubscribed Units are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, then the Unsubscribed Units will be prorated among those who properly exercised Over-Subscription Right based on the number of shares each person subscribed for under the Basic Subscription Rights. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Units than the person subscribed for pursuant to the exercise of the Over-Subscription Right, then such person will be allocated only that number of Unsubscribed Units for which the person oversubscribed, and the remaining Unsubscribed Units will be allocated among all other persons exercising the Over-Subscription Right on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Units have been allocated or all Over-Subscription Rights have been fulfilled, whichever occurs earlier.

You will be required to submit payment in full for all the Units you wish to buy with your Over-Subscription Right. Because we will not know the total number of Unsubscribed Units prior to the Expiration Time, if you wish to maximize the number of Units you may purchase pursuant to your Over-Subscription Right, you will need to deliver payment in an amount equal to the aggregate Initial Price (the “Subscription Price”) for the maximum number of Units available to you, assuming that no stockholder other than you has purchased any Units pursuant to the Basic Subscription Rights and Over-Subscription Right. The Company will eliminate fractional Units resulting from the exercise of the Over-Subscription Right by rounding down to the nearest whole number, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will be returned, without interest, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of Units subscribed for pursuant to the exercise of your Over-Subscription Right in full at the expiration of the rights offering. The Company will not be able to satisfy your exercise of the Over-Subscription Right if all of our stockholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Right to the extent sufficient Units are available following the exercise of Subscription Rights under the Basic Subscription Rights.

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To the extent the aggregate Initial Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Right is less than the amount you actually paid in connection with the exercise of the Over-Subscription Right, you will be allocated only the number of Unsubscribed Units available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Right is less than the aggregate Initial Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Right, you will be allocated the number of Unsubscribed Units for which you actually paid in connection with the Over-Subscription Right. If, on the Expiration Date, the Alternate Price is lower than the Initial Price, any Excess Subscription Amount will be put towards the purchase of additional Units (either towards your Basic Subscription Rights, if available, or towards the Over-Subscription Right if you have already exercised your Basic Subscription Rights in full). See the discussion under the heading “The Rights Offering — Subscription Rights — Over-Subscription Rights” in the Prospectus.

You are not required to exercise any or all of your Subscription Rights. If you do not exercise your Subscription Rights and the rights offering is completed, the number of shares of our Common Stock you own will not change but your percentage ownership of our total outstanding voting stock may decrease because shares may be purchased by other stockholders in the rights offering. Your percentage ownership of our voting stock may also decrease if you do not exercise your Subscription Right in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering” in the Prospectus.

The Subscription Rights will be evidenced by a Non-Transferable Subscription Rights Certificate issued to stockholders of record and will cease to have any value after the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Non-Transferable Subscription Rights Certificate;
3.	Instructions as to Use of Pulse Biosciences, Inc. Non-Transferable Subscription Rights Certificates; and
4.	A return envelope addressed to Broadridge Corporate Issuer Solutions, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, as indicated in the Prospectus, you should deliver to the Subscription Agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Subscription Right. The Subscription Agent must receive the Non-Transferable Subscription Rights Certificate with payment of the Subscription Price prior to the Expiration Time. If you send your Non-Transferable Subscription Rights Certificate(s) and Subscription Price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to sell Units to you if the Subscription Agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after the Expiration Time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent. See the discussion under the heading “The Rights Offering — Expiration of the Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

Once you have exercised your Subscription Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, LLC, the Subscription Agent for this rights offering, by calling (888) 789-8409 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the Subscription Agent.

Very truly yours,

Pulse Biosciences, Inc.